VIA EDGAR

February 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood

Re:Spartan Acquisition Corp. III (the “Company”)

Registration Statement on Form S-1 (File No. 333-252162)

Dear Ms. Haywood:

          In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Cowen and Company, LLC as representatives of the several underwriters, hereby join the Company in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-252162) (the “Registration Statement”) to become effective on February 8, 2021, at 4:00 p.m. (ET), or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/Derek Deas
Name: Derek Deas
Title: Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/Scott Wexler
Name: Scott Wexler
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/Christopher Weekes
Name: Christopher Weekes
Title: Managing Director

[Signature Page to Acceleration Request by Underwriters]